Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com
FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Aris Water Solutions, Inc.
Pursuant to 17 C.F.R. § 200.83
October 13, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson
Re:	Aris Water Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2021
File No. 333-259740
Ladies and Gentlemen:
Pursuant to our discussions and on behalf of Aris Water Solutions, Inc., a Delaware corporation (the “Company”), we are hereby providing you with draft revisions attached hereto as Exhibit A to the above-captioned Registration Statement on Form S-1 in respect of the proposed offering price range and responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 12, 2021. The materials included herewith are consistent with the materials submitted to you by email on the morning of October 13, 2021, except certain confidential portions of Exhibit A have been omitted and replaced with “[***]” pursuant to the Commission’s Rule 83 (17 CFR 200.83).
Should you have any questions on this letter, please do not hesitate to contact me at (346) 718-6602 or hholmes@gibsondunn.com.
Sincerely,
/s/ Hillary H. Holmes
Hillary H. Holmes
Gibson, Dunn & Crutcher LLP
cc:	William A. Zartler, Founder and Executive Chairman
Amanda M. Brock, President and Chief Executive Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Thomas J. Kim, Gibson, Dunn & Crutcher LLP
Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London •Los Angeeles •Munich
New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore •Washington, D.C.

Exhibit A

(see attached)

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell such securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
(Subject to Completion, dated October 13, 2021)
[***] Shares

Aris Water Solutions, Inc.
Class A Common Stock
This is the initial public offering of the Class A common stock of Aris Water Solutions, Inc., a Delaware corporation. We are offering [***] shares of our Class A common stock.
Currently, no public market exists for our Class A common stock. We expect the initial public offering price to be between [***] per share. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “ARIS.”
Each share of Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. Each share of Class B common stock has no economic rights but will entitle its holder to one vote on all matters to be voted on by stockholders generally. Class A stockholders and Class B stockholders will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Through their ownership of all the Class B common stock and some Class A common stock, our Existing Owners (as defined herein) will own [***]% of the combined voting power of our common stock immediately after this offering. See “Corporate Reorganization.”
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 0 of this prospectus.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. For more information regarding the directed share program, please read “Underwriting—Directed Share Program.”
The underwriters may also exercise an option to purchase up to an additional [***] shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about    , 2021.
Book-Running Managers
Goldman Sachs & Co. LLC	Citigroup
J.P. Morgan	Wells Fargo Securities
Barclays	Evercore ISI
Co-Managers
Capital One Securities	Johnson Rice & Company L.L.C.	Raymond James

Stifel		U.S. Capital Advisors
Prospectus Dated    , 2021.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis that occur as a result of Aris Inc.’s acquisition or Solaris LLC's redemption, respectively, of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right. Aris Inc. will retain the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.” If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment under the terms of the Tax Receivable Agreement. On a pro forma basis as of June 30, 2021, we estimate the liability associated with this lump-sum payment would be approximately $[***] million. Please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus for more information and assumptions underlying this estimate.
The following diagram reflects our simplified ownership structure immediately prior to this offering and the transactions related thereto:

Existing Owners(1)
100%
Solaris Midstream Holdings, LLC
(Solaris LLC)
100%
100%
Aris Water Solutions, Inc.
(Aris Inc.)
Operating Subsidiaries
(including Solaris Water)

(1)	Includes ConocoPhillips, Trilantic, Yorktown, certain of our officers and directors and the other current members of Solaris LLC.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
The following diagram reflects our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes ConocoPhillips, Trilantic, Yorktown, certain of our officers and directors and the other current members of Solaris LLC. See “Corporate Reorganization.”
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83

on page 28, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our Class A common stock offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional shares) to individuals, including our officers, directors and employees, as well as friends and family members of our officers and directors. The sales of shares of our Class A common stock will be made by Raymond James & Associates, Inc. The number of shares of our Class A common stock available for sale to the general public, referred to as the general public shares, will be reduced to the extent that these persons purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Likewise, to the extent demand by these persons exceeds the number of shares reserved for sale in the program, and there are remaining shares available for sale to these persons after the general public shares have first been offered for sale to the general public, then such remaining shares may be sold to these persons at the discretion of the underwriters. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares. For more information regarding the directed share program, please read “Underwriting—Directed Share Program.”
Listing and trading symbol
We have been approved to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ARIS.”
Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:
•	[***] shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;
•	[***] shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 Plan”), including:
•
[***] shares of Class A common stock underlying restricted stock units or other awards that may be granted to certain employees and non-employee directors pursuant to the 2021 Plan after the closing of this offering, the terms of which have not been decided; and

•	[***] additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and
•
[***] shares of Class A common stock reserved for issuance upon exchange of the Solaris LLC Units (together with a corresponding number of shares of Class B common stock) that will be outstanding immediately after this offering.

Throughout this prospectus, we present performance metrics and financial information regarding the business of Solaris LLC. This information is generally presented on an enterprise-wide basis. The public

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data(1)
Pro forma net income(2)	$[***]		$[***]
Pro forma non-controlling interest(3)	[***]		[***]
Pro forma net income (loss) attributable to common stockholders(2)	[***]		[***]
Pro forma net income (loss) per share attributable to common stockholders(4)
Basic and diluted	$[***]		$[***]
Pro forma weighted average shares outstanding
Basic and diluted	[***]		[***]
Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,123	$14,986	$24,932	$7,083
Accounts receivable, net	25,928	22,893	21,561	33,523
Accounts receivable from affiliates	18,346	12,086	11,538	15,837
Total current assets	80,824	52,950	66,068	60,763
Total property, plant and equipment, net	649,980	596,074	618,188	481,790
Total assets	1,088,762	1,033,165	1,057,805	838,234
Total current liabilities	49,366	53,679	45,789	69,166
Long-term debt, net	391,115	280,000	297,000	220,000
Total liabilities	447,445	339,418	349,512	292,726
Total mezzanine equity	—	72,391	74,378	—
Total members’ equity	641,317	621,356	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	$30,690	$40,911	$67,771	$4,149
Investing activities	(42,353)	(92,581)	(139,589)	(228,368)
Financing activities	17,854	59,572	89,667	223,959
Non-GAAP Measures:
Adjusted EBITDA(5)	$54,029	$35,919	$73,896	$47,199
Adjusted Operating Margin(5)	$63,820	$43,780	$91,020	$62,431
Adjusted Operating Margin per Barrel(5)	$0.41	$0.36	$0.36	$0.35
Operating Data (kbwpd):
Produced Water Handling Volumes	684	562	570	343
Recycled Produced Water Volumes Sold	88	29	44	20
Groundwater Water Volumes Sold	51	65	61	77
Total Water Solutions Volumes Sold	139	94	105	97
Groundwater Water Volumes Transferred	43	11	11	49
Total Water Solutions Volumes Sold or Transferred	182	105	116	146
Total Volumes	866	667	686	489
(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)
Pro forma net income reflects a pro forma income tax expense of $0.6 million and $3 thousand, respectively, for the six months ended June 30, 2021 and the year ended December 31, 2020, associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Aris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(4)
Pro forma net income (loss) per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the six months ended June 30, 2021 and the year ended December 31, 2020 does not take into account any time-based restricted stock unit awards that may be granted after the closing of this offering since the terms of any such awards have not been determined.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
Agreement will be substantial over the life of the agreement. We could be required to make a lump-sum payment as discussed in the next risk factor. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis that may result in cash tax savings to Aris, Inc. under the Tax Receivable Agreement, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any acquisition or redemption of Solaris LLC Units, the price of our Class A common stock at the time of each acquisition or redemption, the extent to which such acquisition or redemption is a taxable transaction, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement give rise to depreciable or amortizable tax basis.
The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year London Interbank Offered Rate (“LIBOR”) plus 200 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to utilize any accumulated net operating loss carryforwards in the manner described in the Tax Receivable Agreement) and (ii) any Solaris LLC Units (other than those held by Aris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. On a pro forma basis as of June 30, 2021, we estimate the liability associated with this lump-sum payment would be $[***] million. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.
If we experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control.
Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.
If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) Aris Inc. would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders’ having a continued interest in us or Solaris LLC. Accordingly, the TRA

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
USE OF PROCEEDS
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $[***] per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us, will be approximately $[***] million.
Each $1.00 increase or decrease in the assumed initial public offering price of $[***] per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $[***] million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $[***] million, assuming no change in the assumed initial public offering price of $[***] per share and after deducting underwriting discounts and commissions and estimated expenses of this offering and the Reorganization payable by us.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets.
We intend to contribute approximately $[***] million of the net proceeds from this offering in exchange for newly issued Solaris LLC Units from Solaris LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds.
Following such contribution, we intend to cause Solaris LLC to distribute approximately $[***] million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering. Solaris LLC will retain the remaining $[***] million of the net proceeds. As of the date of this prospectus, we have no specific plan for these remaining net proceeds received by us. However, we intend to cause Solaris LLC to use the remaining net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions.
The following table shows the application of the expected proceeds from this offering (in millions):
Distributions to Existing Owners	$[***]
Underwriting discounts and commissions	[***]
Offering expenses	[***]
Retained proceeds	[***]
Total gross proceeds	$[***]
To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, Aris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
•	on an actual basis; and
•
on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the assumed initial offering price of $[***] per share (the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds”

The table below should be read in conjunction with, and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus.
	As of June 30, 2021
(Dollars in thousands, except par values)	Actual	As Adjusted
Cash and cash equivalents(1)	$31,123	$[***]
Long-term debt:
Credit Facility	$—	$—
7.625% Senior Sustainability-Linked Notes	400,000	$400,000
Unamortized deferred financing costs	(8,885)	(8,885)
Total long-term debt	$391,115	$391,115
Members’/Stockholders’ equity:
Members’ equity	$641,317	$—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 600,000,000 shares authorized, [***] shares issued and outstanding (As Adjusted)	—	[***]
Class B common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 180,000,000 shares authorized, [***] shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	[***]
Total members’/stockholders’ equity	$641,317	$[***]
Non-controlling interest	—	[***]
Total capitalization	$1,032,432	$[***]
(1)	Does not give effect to an expected payment of a transaction bonus of $3.25 million to officers and other employees in connection with this offering paid out of cash on hand.
The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our 2021 Plan, which we plan to adopt in connection with this offering.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
(Dollars in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Operating expenses:
General and administrative	10,012	8,648	18,663	15,299
(Gain) loss on disposal of asset, net	217	67	133	(5,100)
Transaction costs	77	3,099	3,389	1,010
Abandoned projects	1,356	1,133	2,125	2,444
Total operating expenses	11,662	12,947	24,310	13,653
Operating income	17,733	1,934	7,704	13,497
Other expense:
Other expense	380	—	—	176
Interest expense, net	9,975	3,265	7,674	260
Total other expense	10,355	3,265	7,674	436
Income (loss) before taxes	7,378	(1,331)	30	13,061
Income tax expense	2	6	23	1
Net income (loss)	$7,376	$(1,337)	$7	$13,060
(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Pro Forma Statement of Operations Data(1)
Pro forma net income (loss)(2)	$[***]		$[***]
Pro forma non-controlling interest(3)	[***]		[***]
Pro forma net income (loss) attributable to common stockholders(2)	[***]		[***]
Pro forma net income (loss) per share attributable to common stockholders(4)
Basic and Diluted	$[***]		$[***]
Pro forma weighted average shares outstanding
Basic and Diluted	[***]		[***]
Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,123	$14,986	$24,932	$7,083
Accounts receivable, net	25,928	22,893	22,457	33,523
Accounts receivable from affiliates	18,346	12,086	10,642	15,837
Total current assets	80,824	52,950	66,068	60,763
Total property, plant and equipment, net	649,980	596,074	618,188	481,790
Total assets	$1,088,762	1,033,165	1,057,805	838,234
Total current liabilities	49,366	53,679	45,789	69,166
Long-term debt, net	391,115	280,000	297,000	220,000
Total liabilities	447,445	339,418	349,512	292,726
Total mezzanine equity	—	72,391	74,378	—
Total members’ equity	641,317	621,356	633,915	545,508
Consolidated Statements of Cash Flows Data:
Operating activities	30,690	$40,911	$67,771	$4,149
Investing activities	(42,353)	(92,581)	(139,589)	(228,368)
Financing activities	17,854	59,572	89,667	223,959

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated:
(Dollars in thousands, except per share and per barrel data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Non-GAAP Measures
Net income (loss)	$7,376	$(1,337)	$7	$13,060
Interest expense, net	9,975	3,265	7,674	260
Income tax expense	2	6	23	1
Depreciation, amortization and accretion	30,172	19,778	44,027	19,670
Abandoned projects	1,356	1,133	2,125	2,444
Temporary power costs(5)	4,253	9,121	14,979	15,611
(Gain) loss on sale of assets, net(6)	217	67	—	(5,173)
Settled litigation(7)	—	597	1,482	316
Transaction costs(8)	77	3,099	3,389	1,010
Other(9)	601	190	190	—
Adjusted EBITDA	$54,029	$35,919	$73,896	$47,199

Gross margin	$29,395	$14,881	$32,014	$27,150
Depreciation, amortization and accretion	30,172	19,778	44,027	19,670
Temporary power costs(5)	4,253	9,121	14,979	15,611
Adjusted Operating Margin	$63,820	$43,780	$91,020	$62,431
(1)	For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.
(2)
Pro forma net loss reflects a pro forma income tax expense of $0.6 million and $3 thousand, respectively, for the six months ended June 30, 2021 and the year ended December 31, 2020, associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Aris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris, LLC Units by each of the Existing Owners.
(4)
Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.” Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the six months ended June 30, 2021 and the year ended December 31, 2020 does not take into account any time-based restricted stock unit awards that may be granted after the closing of this offering since the terms of any such awards have not been determined.

(5)
In the past, we constructed assets in advance of grid power infrastructure availability to secure long-term produced water handling contracts. As a result, we rented temporary power generation equipment that would not be necessary if grid power connections were available. Temporary power costs are calculated by taking temporary power and rental expenses incurred during the period and subtracting estimated expenses that would have been incurred during such period had permanent grid power been available. Power infrastructure and permanent power availability rapidly expanded in the Permian Basin in 2020 and the first quarter of 2021 and we made significant progress in reducing these expenses. Our temporary power expenses have been substantially eliminated as of the end of the second quarter of 2021.

(6)	Includes gains and losses on sale of assets.
(7)	Litigation is primarily related to a dispute regarding rights-of-way that we successfully settled in arbitration. Amount represents legal expenses solely related to this dispute.
(8)
Represents certain transaction expenses primarily related to certain advisory and legal expenses associated with a recapitalization process that was terminated in first quarter 2020 and the Concho Acquisitions (as defined herein).

(9)	Represents severance charge and loss on debt modification.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
We expect our temporary power expenses will be substantially eliminated beginning in the third quarter of 2021. Our large and stable customer base now provides us with the lead time to request power loads earlier in the permitting stage of facility construction. Also, in 2020, significantly more operational in-basin power infrastructure was constructed, enhancing overall permanent power availability. As a result, we remove temporary power costs when calculating Adjusted Operating Margin to more accurately assess long-term profitability and cash flow.
Depreciation, amortization and accretion expenses. For the year ended December 31, 2020, depreciation, amortization and accretion expenses were $44.0 million compared to $19.7 million for the year ended December 31, 2019, an increase of $24.3 million, or 123.4%. Depreciation, amortization and accretion expenses increased primarily due to the full-year impact of amortization of customer contracts related to our acquisition of Concho’s assets in Eddy County, the amortization of customer contracts related to our acquisition of Concho’s assets in Lea County in 2020, and continued asset construction. For the year ended December 31, 2020, amortization of Concho’s customer contracts was $19.7 million compared to $5.4 million for the year ended December 31, 2019.
	Year Ended December 31,
(Dollars in thousands)	2020	2019
Depreciation expense	$23,388	$13,450
Amortization expense	$20,413	$6,075
Accretion expense	$226	$145
Total	$44,027	$19,670
General and administrative expenses. For the year ended December 31, 2020, general and administrative expenses were $18.7 million compared to $15.3 million for the year ended December 31, 2019. General and administrative expenses increased in 2020 due to higher compensation and benefits expenses, higher insurance costs corresponding with a larger asset footprint, and increased legal expenses. During the year ended December 31, 2020, we incurred $1.5 million in litigation expenses associated with a lawsuit that has since been settled compared to $0.3 million of litigation expenses incurred during the year ended December 31, 2019. During the year ended December 31, 2020, we incurred $0.2 million of severance expenses compared to $0.0 million of severance expenses for the year ended December 31, 2019.
Transaction costs. For the year ended December 31, 2020, transaction costs were $3.4 million compared to $1.0 million for the year ended December 31, 2019, an increase of $2.4 million, or 240.0%. Transaction costs increased primarily due to advisory and legal expenses associated with an uncompleted recapitalization process that was terminated in first quarter of 2020.
Abandoned projects. For the year ended December 31, 2020, abandoned projects charges were $2.1 million compared to $2.4 million for the year ended December 31, 2019, a decrease of $0.3 million, or 12.5%. Abandoned projects charges decreased primarily due to decreased expirations of legacy permits and rights-of-way that were not ultimately constructed.
Interest expense. For the year ended December 31, 2020, interest expense was $7.7 million compared to $0.3 million for the year ended December 31, 2019, an increase of $7.4 million. Interest expense primarily increased due to increased borrowings under our revolving credit facility (the “Credit Facility”) and reduced capitalization of interest expense. Total interest cost capitalized during the years ended December 31, 2020 and December 31, 2019 were $3.9 million and $6.0 million, respectively.
Liquidity and Capital Resources
Overview
Our primary needs for cash are permitting, development and construction of water handling and recycling assets to meet customers’ needs, payment of contractual obligations including debt, and working capital obligations. Funding for these cash needs may be provided by any combination of internally generated cash flow, borrowings under the Credit Facility, or additional capital investment from our equity sponsors. In addition, we have cash needs from time to time for income tax payments and ordinary course payments under our Tax Receivable Agreement (as discussed under “—Tax Receivable Agreement”), each of which we expect to fund from internally generated cash flow and which are not currently reasonably likely to impact our liquidity.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
We intend to continue to fund growth with both cash on the balance sheet and through positive free cash flow generation.
In April 2021, we repaid $297.0 million of total outstanding borrowings under our Credit Facility and redeemed all outstanding redeemable preferred units for $74.4 million with the proceeds from the issuance of $400.0 million of our notes. We also amended and restated our Credit Facility to provide $200.0 million of committed funds that were undrawn as of June 30, 2021.
As of June 30, 2021, we had working capital, defined as current assets less current liabilities, of $31.4 million and $200.0 million of availability under the Credit Facility. We also had $23.6 million in available committed equity from our equity sponsors as of June 30, 2021.
As described in “Use of Proceeds,” we intend to cause Solaris LLC to distribute approximately $[***] million of the net proceeds to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering. We intend to cause Solaris LLC to use the remaining $[***] million of net proceeds for general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.”
Cash Flow from Operating Activities
For the six months ended June 30, 2021, we had Cash Flow Provided by Operating Activities of $30.7 million compared to $40.9 million for the six months ended June 30, 2020. The decreases are primarily due to changes in working capital driven by timing of collections of accounts receivable and payments of trade accounts payable.
For the year ended December 31, 2020, we had Cash Flow from Operating Activities of $67.8 million compared to $4.1 million for the year ended December 31, 2019. We generated additional cash flow from operations due to increased revenues and improved collections timing from key customers.
Cash Flow Used in Investing Activities
For the six months ended June 30, 2021, we had Cash Flow Used in Investing Activities of $42.4 million compared to $92.6 million for the six months ended June 30, 2020. We reinvested less cash flow in the second quarter and first half of 2021 compared to corresponding periods in 2020 due to lower capital expenditure requirements to meet produced water handling capacity needs.
For the year ended December 31, 2020, we had Cash Flow Used in Investing Activities of $139.6 million compared to $228.4 million for the year ended December 31, 2019. We reinvested less cash flow in 2020 compared to 2019 due to lower capital expenditure requirements to meet produced water handling capacity needs and the non-recurrence of the $55.4 million cash consideration for the acquisition of Concho’s Eddy County assets in 2019.
Cash Flow Provided by Financing Activities
For the six months ended June 30, 2021, we had Cash Flow Provided by Financing Activities of $17.9 million compared to $59.6 million for the six months ended June 30, 2020. Cash Flow Provided by Financing Activities for the six months ended June 30, 2021 of $17.8 million was primarily due to the issuance of our $400.0 million aggregate principal amount of our 7.625% Senior Sustainability-Linked Notes on April 1, 2021 that was used to pay down the Credit Facility of $297.0 million and redeem the Redeemable Preferred Units of $74.4 million. We required less external financing for the six months ended June 30, 2021 versus the six months ended June 30, 2020 due to lower capital buildout requirements.
For the year ended December 31, 2020, we had Cash Flow Provided by Financing Activities of $89.7 million compared to $224.0 million for the year ended December 31, 2019. We required less cash investment from the Credit Facility and equity sponsors due to lower capital buildout requirements and the non-recurrence of cash consideration for the acquisition of Concho’s Eddy County assets.
Capital Requirements
Our business is capital intensive, requiring the maintenance of existing pipelines, pumps and handling and recycling facilities and the acquisition or construction and development of new assets and facilities.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
The indenture that governs the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
•	incur or guarantee additional indebtedness or issue certain preferred stock;
•	pay dividends on capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;
•	transfer or sell assets;
•	make investments;
•	create certain liens;
•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;
•	consolidate, merge or transfer all or substantially all of our assets;
•	engage in transactions with affiliates; and
•	create unrestricted subsidiaries.
Our key performance indicator under our Sustainability-Linked Bond Framework is to increase recycled produced water sold and reduce groundwater withdrawals sold expressed as a percentage of barrels of recycled produced water sold per year divided by total barrels of water sold per year (the “Recycling KPI”). The Recycling KPI encompasses 100% of our sourcing operations in the Permian Basin. Our Recycling KPI is designed to reduce groundwater withdrawal for water intensive industrial operations in the water stressed Permian Basin by increasing our sales of recycled produced water. Our Sustainability Performance Target (the “SPT”) is to increase our annual Recycling KPI to 60% by 2022 from a 2020 baseline of 42.1%, with an observation date of December 31, 2022.
To the extent the SPT has not been achieved and verified for the year ended December 31, 2022, the coupon on the notes will increase to 7.875% beginning with the interest period ending on October 1, 2023 until maturity and there will also be an increase in applicable optional redemption prices.
We were in compliance with such covenants as of June 30, 2021 and December 31, 2020.
Tax Receivable Agreement
With respect to obligations we expect to incur under our Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), we expect to fund payments with cash on hand or cash from operations that would otherwise be used by us to pay taxes. In addition, such payments will only be made to the extent we are able to realize actual tax savings and generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and change of control events) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment of approximately $[***] million on a pro forma basis as of June 30, 2021. Please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus for more information and assumptions underlying this estimate.
We currently do not anticipate experiencing a change of control or an early termination of the Tax Receivable Agreement, nor do we view such an event as reasonably likely to occur. To the extent such a lump-sum payment was due under the Tax Receivable Agreement, we would need to seek third party financing sources, such as a counterparty in the applicable change of control transaction. For further discussion regarding such an acceleration and its potential impact, please read “Risk Factors— Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
Transferability
Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.
Amendment and Termination
Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, 10 years after such approval by our board of directors.
Anticipated Equity Awards
Following or concurrent with this offering, we may grant time-based restricted stock unit awards (“RSUs”) under the 2021 Plan. The terms of any such awards have not been determined. We currently expect these awards for our executive officers will have a grant date value of approximately $1,700,000, $2,250,000 and $1,000,000, for Mr. Zartler, Ms. Brock and Ms. Schroer, respectively.
Director Compensation
During the 2020 Fiscal Year, none of our directors received compensation for their service on our board of directors. In connection with this offering, the Board has adopted a non-employee director compensation policy, which will become effective upon completion of this offering. Under this policy, each non-employee director will be paid cash compensation as set forth below:
Annual retainer for Board membership	$ 30,000
Annual retainer for Lead Independent Director	$ 10,000
Additional annual retainers
• Chair of the Audit Committee	$ 65,000
• Chair of the Compensation Committee	$ 20,000
• Chair of the Nominating and Corporate Governance Committee	$ 10,000
• Member of the Audit Committee (other than Chair)	$ 40,000
In addition to the annual retainers, each of our non-employee directors will be granted equity awards under the 2021 Plan consisting of an annual award of restricted stock with a grant date fair value equal to $100,000 that vests over a one-year period. In addition, each member of the Audit Committee will be granted equity awards under the 2021 Plan consisting of an annual award of restricted stock with a grant date fair value equal to $40,000 that vests over a one-year period.
The total amount of cash retainers paid and equity awards (valued based on the grant date fair value) granted by the Company to any individual non-employee director in any calendar year for his or her service on the Board will not exceed $750,000, or in the year a non-employee director first joins the Board or serves as chairman or lead independent director $1,500,000.
The Board periodically reviews its non-employee director compensation policy and may revise the compensation arrangements for our directors from time to time.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
Competition
Under the Solaris LLC Agreement, the members have agreed that certain our Existing Owners, including     , and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.
Dissolution
Solaris LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Solaris LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Solaris LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Solaris LLC Units owned by each of them.
Tax Receivable Agreement
As described in “Corporate Reorganization,” the Existing Owners may dispose of their Solaris LLC Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. Solaris LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of Solaris LLC Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition(s) or Solaris LLC’s redemption, respectively, of Solaris LLC Units as a part of the corporate reorganization pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC. A portion or all of these adjustments will be allocated to Aris Inc. Such adjustments to the tax basis of the tangible and intangible assets of Solaris LLC would not have been available to Aris Inc. absent its acquisition of Solaris LLC Units as part of the reorganization transactions or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Aris Inc.’s depreciation and amortization deductions and may also decrease Aris Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Aris Inc. would otherwise be required to pay in the future.
Aris Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Aris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Aris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis, and from deemed interest deductions arising from these payments, that occur as a result of Aris Inc.’s acquisition or Solaris LLC’s redemption, respectively, of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right. We will retain the remaining 15% of the cash savings. Certain of the TRA Holders’ rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of Solaris LLC Units or if the TRA Holder no longer holds Solaris LLC Units.
The payment obligations under the Tax Receivable Agreement are Aris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial over the life of the agreement. However, we do not anticipate any substantial lump-sum payments absent a change of control. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Aris Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Aris Inc.’s payments under the Tax Receivable Agreement that give rise to depreciable or amortizable tax basis.
Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Aris Inc. by Solaris LLC are not sufficient to permit Aris Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Solaris LLC or Aris Inc. For example, on a pro forma basis, if all of the Solaris LLC Units were exchanged for Class A common stock on June 30, 2021, we would have recognized an estimated Tax Receivable Agreement liability of approximately $[***] million. This estimated liability assumes (i) all exchanges occurred on June 30, 2021; (ii) a price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant combined federal and state corporate tax rate of 23.5%; (iv) sufficient future taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law. Actual results may differ from assumptions for various reasons, including the timing of the exchanges, the trading price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.
In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Aris Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.
The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 years. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 200 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any Solaris LLC Units (other than those held by Aris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.
The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
described above. For example, on a pro forma basis, if we experienced a change of control as of June 30, 2021, the estimated lump-sum payment would be approximately $[***] million. This estimated payment assumes (i) the change of control occurred on June 30, 2021; (ii) a price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant combined federal and state corporate tax rate of 23.5%; (iv) sufficient future taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law. Actual results may differ from assumptions for various reasons, including the timing of the change of control, the trading price of our shares of Class A common stock at the time of the change of control, and the tax rates then in effect.
As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Solaris LLC Units by Solaris LLC or an acquisition of Solaris LLC Units by Aris Inc. may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before such a redemption or acquisition of Solaris LLC Units may increase the TRA Holders’ tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.
Payments generally are due under the Tax Receivable Agreement within fifteen business days following the finalization of the schedule with respect to which the payment obligation is calculated. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 100 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.
The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.
Registration Rights Agreement
In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of approximately [***] shares of our Class A common stock by such Existing Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated    , 2021, we have agreed to sell to the underwriters named below, for whom Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:
Underwriter	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
Evercore Group L.L.C.
Capital One Securities, Inc.
Johnson Rice & Company L.L.C.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
USCA Securities LLC
Total	[***]
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have granted the underwriters a 30-day option to purchase up to [***] additional shares at the initial public offering price less the underwriting discounts and commissions.
The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus less a selling concession of $    per share. The underwriters may allow a discount of $    per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The following table summarizes the compensation and estimated expenses that we will pay:
	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$
We estimate that our out-of-pocket expenses for this offering will be approximately $[***] million (after deducting the approximately $[***] million the underwriters have agreed to reimburse us in connection with this offering). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $[***] as set forth in the underwriting agreement.
In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus.
Each of our officers and directors have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
ARIS WATER SOLUTIONS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Introduction
Aris Water Solutions, Inc. (the “Company” or “Aris Inc.”) was formed in May 2021 by Solaris Midstream Holdings, LLC (“Solaris LLC”) and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in November 2015.
The following unaudited pro forma condensed consolidated financial statements reflect the historical consolidated results of Solaris LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on June 30, 2021, for unaudited pro forma balance sheet purposes, and on January 1, 2020, for unaudited pro forma statement of operations purposes:
•	the contemplated transactions described under “Corporate Reorganization” elsewhere in this prospectus;
•
the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). The net proceeds from the sale of the Class A common stock to be retained by the Company are expected to be $[***] million (based on an assumed initial offering price of $[***] per share, the midpoint of the range set forth on the cover of this prospectus), resulting from gross proceeds of $[***] million, reduced for of (i) underwriting discounts of approximately $[***] million and other offering costs of $[***] million and (ii) contribution to Solaris LLC of $[***] million in exchange for the acquisition of the Solaris LLC Units to be held by the Company;

•
a provision for corporate income taxes at an effective rate of 8% (which is derived from a total estimated rate of 23.5% for Solaris LLC, reduced by the estimated noncontrolling interest of [***]%) for the year ended December 31, 2020 and the six months ended June 30, 2021, inclusive of all U.S. federal, state and local income taxes; and

•
in connection with the offering, we will enter into a Tax Receivable Agreement with the TRA Holders which generally provides for a payment by us for 85% of net cash savings, if any, in U.S. federal, state and local income taxes that we realize. We have estimated this liability to be approximately $75.7 million.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of Solaris LLC as of June 30, 2021 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on June 30, 2021.
The unaudited pro forma consolidated statements of operations of the Company are based on the audited historical consolidated statement of operations of Solaris LLC for the year ended December 31, 2020 and the unaudited interim condensed consolidated statement of operations of Solaris LLC for the six months ended June 30, 2021, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2020.
The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and with the audited historical consolidated financial statements and related notes of Solaris LLC and the unaudited interim condensed consolidated statement of operations of Solaris LLC, each included elsewhere in this prospectus.
The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
as of June 30, 2021
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Assets
Cash and Cash Equivalents	$31,123	$[***]	(a)	$[***]
Accounts Receivable, Net	25,928	—		25,928
Accounts Receivable from Affiliate	18,346	—		18,346
Other Receivables	3,278	—		3,278
Prepaids, Deposits and Other Current Assets	2,149	—		2,149
Total Current Assets	80,824	[***]		[***]

Fixed Assets
Property, Plant and Equipment	706,806	—		706,806
Accumulated Depreciation	(56,826)	—		(56,826)
Total Property, Plant and Equipment, Net	649,980	—		649,980
Intangibles, Net	321,233	—		321,233
Goodwill	34,585	—		34,585
Deferred Tax Assets, Net	―	10,078	(b)	10,078
Other Assets	2,140	—		2,140
Total Assets	$ 1,088,762	$[***]		$[***]

Liabilities, Mezzanine Equity and Members' Equity
Accounts Payable	$10,414	$—		$10,414
Payables to Affiliate	1,693	—		1,693
Accrued and Other Current Liabilities	37,259	—		37,259
Total Current Liabilities	49,366	—		49,366
Asset Retirement Obligation	5,629	—		5,629
Long-Term Debt, Net of Debt Issuance Costs	391,115	—		391,115
Deferred Revenue Liability and Other Long-Term liabilities	1,335	—		1,335
Payable related to parties pursuant to tax receivable agreements	―	75,700	(b)	75,700
Total Liabilities	447,445	75,700		523,145

Commitment and Contingencies	―	—		—

Members' Equity	641,317	([***])	(c)	—
Shareholders' Equity:		—		—
Class A common stock	―	[***]	(c)	[***]
Class B common stock	―	—	(c)	—
Additional Paid-In Capital	―	[***]	(c)(d)	[***]
Total Members’ Equity and Aris Inc.’s Share of Equity	641,317	[***]		[***]
Non-Controlling Interest	―	[***]	(e)	[***]
Total Liabilities and Stockholders' Equity	$ 1,088,762	$[***]		$[***]
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Six Months Ended June 30, 2021
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Statement of Operations Data
Revenue
Produced Water Handling	$85,810	$—		$85,810
Water Solutions	16,963	—		16,963
Total Revenue	102,773	—		102,773

Cost of Revenues
Direct Operating Costs	43,206			43,206
Depreciation, Amortization and Accretion	30,172			30,172
Total Cost of Revenue	73,378	—		73,378

Operating Costs and Expenses
General and Administrative	10,012			10,012
Loss on Disposal of Asset, Net	217			217
Transaction Costs	77			77
Abandoned Projects	1,356			1,356
Total Operating Expenses	11,662	—		11,662
Operating Income	17,733	—		17,733

Other Expense
Interest Expense, Net	9,975			9,975
Loss on Debt Modification	380			380
Total Other Expense	10,355	—		10,355
Income Before Taxes	7,378	—		7,378
Income Taxes	2	[***]	(f)	[***]
Net Income (Loss)	7,376	[***]		[***]
Accretion and Dividend—Redeemable Preferred Units	21			[***]
Net Income (Loss) Attributable to Members'/Stockholders’ Equity	7,397	[***]		[***]
Less: Net Income Attributable to Noncontrolling Interest		[***]	(g)	[***]
Net Income (Loss) Attributable to Aris Water Solutions, Inc.	$7,397	$[***]		[***]

Net Income (Loss) Per Share Class A Common Stock (h)
Basic and Diluted				$[***]

Weighted Average Shares Class A Common Stock Outstanding (h)
Basic and Diluted				[***]
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
Aris Water Solutions, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for
the Year Ended December 31, 2020
	Historical Solaris Midstream Holdings, LLC	Pro Forma Adjustments		Pro Forma Aris Water Solutions, Inc.
Statement of Operations Data
Revenue
Produced Water Handling	$ 141,659	$—		$141,659
Water Solutions	29,813	—		29,813
Total Revenue	171,472	—		171,472

Cost of Revenues
Direct Operating Costs	95,431			95,431
Depreciation, Amortization and Accretion	44,027			44,027
Total Cost of Revenue	139,458	—		139,458

Operating Costs and Expenses
General and Administrative	18,663			18,663
Loss on Disposal of Asset, Net	133			133
Transaction Costs	3,389			3,389
Abandoned Projects	2,125			2,125
Total Operating Expenses	24,310			24,310
Operating Income	7,704			7,704

Other Expense
Interest Expense, Net	7,674			7,674
Loss on Debt Modification	—			—
Total Other Expense	7,674	—		7,674
Income Before Taxes	30			30
Income Taxes	23	[***]	(f)	[***]
Net Income (Loss)	7	[***]		$[***]
Less: Accretion and Dividend—Redeemable Preferred Units	(4,335)			(4,335)
Net Income Attributable to Members'/Stockholders’ Equity	$(4,328)	$[***]		$[***]
Less: Net Loss Attributable to Non-Controlling Interest		[***]	(g)	[***]
Net Income (Loss) Aris Water Solutions, Inc.	$(4,328)	$[***]		$[***]

Net Income (Loss) Per Share Class A Common Stock (i)
Basic and Diluted				$[***]

Weighted Average Class A Common Stock Outstanding (i)
Basic and Diluted				[***]
The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
ARIS WATER SOLUTIONS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS AND ASSUMPTIONS
The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:
(a) Reflects the following adjustments:
i.	Net proceeds from the offering and use of proceeds as follows:
Gross Proceeds from Offering	$[***]
Less:
Underwriting Discounts and Commissions	[***]
Issuance Expenses	[***]
Proceeds, Net of Underwriting and Issuance Expenses	[***]
Less:
Distribution in Exchange for Solaris LLC Units Being Sold by Existing Owners	[***]
Retained Proceeds from the Offering	$[***]
ii.	Transaction bonus of $3.25 million to officers and employees in connection with the IPO paid out of cash on hand.
(b)
Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) based on the following assumptions:

i.
We expect to record $9.8 million in deferred tax assets for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following completion of the Corporate Reorganization (for purposes of these pro forma statements, we have also increased the deferred tax asset balance by $0.3 million to reflect the expected tax benefit associated with the transaction bonus described above); and

ii.
In connection with the offering, we will enter into a Tax Receivable Agreement with the TRA Holders which generally provides for a payment by us for 85% of net cash savings, if any, in U.S. federal, state and local income taxes that we realize. We have estimated this liability to be approximately $75.7 million. This estimate assumes [***] Solaris LLC Units will be redeemed by the existing owners, comprised of [***] units sold plus [***] units exchanged for shares of Class A common stock for tax planning purposes. The estimated Tax Receivable Agreement liability also includes significant assumptions including (i) all exchanges occurred on June 30, 2021; (ii) a price of $[***] per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant combined federal and state corporate tax rate of 23.5%; (iv) sufficient future taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law.

If all existing owners were to have redeemed their units as of June 30, 2021, and holding the assumptions above constant, we estimate the liability to be approximately $[***] million. Additionally, we have estimated that a change in control, as contemplated in the Tax Receivable Agreement, would result in an immediate lump sum termination payment of approximately $[***] million, which represents the $[***] million discounted. Per the terms of the Tax Receivable Agreement, the discount rate is based on the one-year London Interbank Offered Rate (“LIBOR”) plus 200 basis points. Absent a change of control, we do not expect to make a termination payment under the Tax Receivable Agreement.

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83
The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. To the extent that future changes in the obligation under the Tax Receivable Agreement are not due to (1) transactions among or with our shareholders and (2) actual payments under the Tax Receivable Agreement, such changes will be recognized in earnings, but not as a component of the income tax provision.
We intend to only record the offset to the deferred tax asset in equity for the initial tax effects resulting from transactions among or with shareholders. As future changes in the deferred tax asset are not due to transactions among or with our shareholders, we intend to reflect those changes in earnings as component of income in the tax provision.
Adjustments to the obligation under the Tax Receivable Agreement, which might result from, among other things, changes in expectations about the extent to which tax benefits subject to the Tax Receivable Agreement will be realized and tax rate changes, would also be recognized in earnings. This arrangement does not represent a tax based on income, but rather a contractual relationship between an entity and its shareholders and is accounted for under ASC 450—Contingencies. The effects of these adjustments are not an element of income tax expense as they do not relate to costs incurred in connection with compliance with income tax law.
(c)	Represents an adjustment to members’/stockholders’ equity reflecting:
i.	Par value of $0.01 for approximately [***] million shares of Class A common stock to be outstanding following this offering, and
ii.	A decrease of $[***] million in members’ equity to allocate a portion of Aris Water Solutions, Inc.’s equity to the noncontrolling interest. (See Note (e) below).
(d)	Represents the effect of the following:
i.	The issuance of shares of Class A common stock in this Offering and the application of the net proceeds therefrom,
ii.	The net impact of the recording of deferred tax assets and the payable related to the Corporate Reorganization and the Tax Receivable Agreement, as described under note (b) above,
iii.	The estimated impact of $[***] million for the historical book basis for existing LLC unit holders that have converted to Class A shares of Aris Water Solutions, Inc. for tax planning purposes, and
iv.	The transaction bonus of $3.25 million to officers and employees in connection with the IPO.
The total pro forma adjustment to additional paid-in capital is an increase of $[***] million.
(e)
Represents non-controlling interest due to consolidation of financial results of Solaris LLC. As described in “Corporate Reorganization,” Aris water Solutions, Inc. will become the sole managing member of Solaris LLC. Aris Water Solutions, Inc. will initially have a minority economic interest in Solaris LLC, but will have control over the management of Solaris LLC. As a result, we will consolidate the financial results of Solaris LLC and will report a noncontrolling interest on our consolidated balance sheet for the percentage of Solaris LLC units not held by Aris Water Solutions, Inc. Upon completion of the contemplated transactions, the noncontrolling interest is expected to own approximately [***]% of Solaris LLC. Details for the adjustment for the noncontrolling interest are as follows:

Historical Solaris Midstream Members' Equity as of June 30, 2021	$ 641,317
Gross Proceeds from Offering	[***]
Underwriting Discounts and Offering Costs	[***]
Net Distribution to Existing LLC Unit Holders	[***]
Transaction Bonus	(3,250)
Pro Forma Solaris Midstream Member's Equity as of June 30, 2021	$[***]
Estimated Noncontrolling Interest Percentage of Aris Water Solutions, Inc.	[***]%
Pro Forma Noncontrolling Interest of Aris Water Solutions, Inc.	$[***]

Confidential Treatment Requested by Aris Water Solutions, Inc. Pursuant to 17 C.F.R. § 200.83

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma condensed consolidated statements of operations:
(f)
Reflects estimated incremental income tax expense of $0.6 million for the six months ended June 30, 2021 and $3 thousand for the year ended December 31, 2020 associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately 23.5% and based on the Company’s ownership of approximately [***]% of Solaris LLC following completion of the contemplated transactions. This rate is inclusive of U.S. federal and state income taxes.

(g)
Reflects the reduction in consolidated net income attributable to non-controlling interest for Solaris LLC’s historical results of operations. Upon completion of the Corporate Reorganization, the non-controlling interest will be approximately [***]%.

(h)
On a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no antidilutive securities during the periods presented. Earnings per share on a pro forma basis is computed as follows:

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Pro forma income before income taxes	$[***]	$[***]
Pro forma income tax expense	[***]	[***]
Pro forma net income	[***]	[***]
Equity accretion and dividend related to redeemable preferred units	[***]	[***]
Pro forma net income (loss) attributable to members'/stockholders’ equity	[***]	[***]
Net income (loss) attributable to noncontrolling interests	[***]	[***]
Pro forma income (loss) available to Class A common stock	$[***]	$[***]
Weighted average shares of Class A common stock outstanding (1)(2)	[***]	[***]
Pro forma net income (loss) available to Class A common stock per share(1)(2)	$[***]	$[***]
(1)
The pro forma weighted average share amounts for the periods presented have not been adjusted for the potential impacts of [***] shares of Class A common stock underlying restricted stock units or other awards that may be granted to certain employees and non-employee directors after the closing of this offering as the terms have not been finalized. For this purpose, we have assumed (1) the restricted stock units or other awards will be restricted only due to time-based vesting and (2) the restricted stock units or other awards will qualify as a participating security, but will not have a contractual obligation to share in the losses of the Company. Based on the two-class method for the six months ended June 30, 2021, pro forma income (loss) available to Class A common stock would have been reduced by approximately [***] or [***] thousand, which would have reduced basic and diluted pro forma net income per share to $[***]. There would be no impact to the year ended December 31, 2020, for the participating units since the Company was in a loss position. There would be no impact to basic or diluted shares outstanding.

(2)
The pro forma weighted average share amounts for the periods presented have not been adjusted to reflect the impact of additional conversion of the [***] Solaris LLC Units to Class A common stock as the impact on pro forma net income (loss) per share would be antidilutive. If we assumed that all [***] Solaris LLC units were converted to Class A common stock, both basic and diluted shares outstanding would increase to [***] million shares outstanding. As a result of the conversion, all earnings would be subject to state and federal income taxes and the company would increase taxes by [***] million and [***] thousand for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Additionally, net income (loss) to attributable to noncontrolling interests would be reduced to zero. Assuming no restricted stock as discussed above, these adjustments would not result in an impact to earnings per share and basic and diluted earnings (loss) per share would remain [***] and $[***]for six months ended June 30, 2021 and the year ended December 31, 2021, respectively.

Exhibit 3.1

FORM OF

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ARIS WATER SOLUTIONS, INC.

Aris Water Solutions, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”), hereby certifies as follows:

1.           The original Certificate of Incorporation of the Corporation (the “Original Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on May 26, 2021 under the name Solaris Water, Inc.

2.           This Amended and Restated Certificate of Incorporation, which restates, integrates and also further amends the Original Certificate of Incorporation, has been declared advisable by the board of directors of the Corporation (the “Board”), duly adopted by the stockholders of the Corporation and duly executed and acknowledged by an authorized officer of the Corporation in accordance with Sections 103, 228, 242 and 245 of the DGCL. References to this “Amended and Restated Certificate of Incorporation” herein refer to the Amended and Restated Certificate of Incorporation, as amended, restated, supplemented and otherwise modified from time to time.

3.           The Original Certificate of Incorporation is hereby amended, integrated and restated in its entirety to read as follows

Article I
NAME

Section 1.1.      Name. The name of the Corporation is Aris Water Solutions, Inc.

Article II
REGISTERED AGENT

Section 2.1.      Registered Agent. The address of its registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

Article III
PURPOSE

Section 3.1.      Purpose. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as it currently exists or may hereafter be amended.

Article IV
CAPITALIZATION

Section 4.1.      Number of Shares.

(A)        The total number of shares of stock that the Corporation shall have authority to issue is                shares of stock, classified as:

(1)        shares of preferred stock, par value $0.01 per share (“Preferred Stock”);

(2)        shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”); and

(3)        shares of Class B common stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).

(B)         The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either Preferred Stock or Common Stock voting separately as a class shall be required therefor. For purposes of this Amended and Restated Certificate of Incorporation, beneficial ownership of shares shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 4.2.      Provisions Relating to Preferred Stock.

(A)        Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations and powers, preferences, privileges and rights, and qualifications, limitations and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereafter prescribed (a “Preferred Stock Designation”).

(B)         Subject to any limitations prescribed by law and the rights of any series of the Preferred Stock then outstanding, if any, authority is hereby expressly granted to and vested in the Board to authorize the issuance of Preferred Stock from time to time in one or more series, and with respect to each series of Preferred Stock, to fix and state by the Preferred Stock Designation the designations and the powers, preferences, privileges and rights, and qualifications, limitations and restrictions relating to each series of Preferred Stock, including, but not limited to, the following:

(1)        whether or not the series is to have voting rights, full, special or limited, or is to be without voting rights, and whether or not such series is to be entitled to vote as a separate series either alone or together with the holders of one or more other classes or series of stock;

2

(2)        the number of shares to constitute the series and the designation thereof;

(3)        restrictions on the issuance of shares of the same series or of any other class or series;

(4)        whether or not the shares of any series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable or issuable in the form of cash, notes, securities or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(5)        whether or not the shares of a series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

(6)        the dividend rate, whether dividends are payable in cash, stock of the Corporation or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(7)        the preferences, if any, and the amounts thereof which the holders of any series thereof shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation;

(8)        whether or not the shares of any series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable or redeemable for, the shares of any other class or classes or of any other series of the same or any other class or classes or series of stock, securities or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange or redemption may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(9)        such other powers, preferences, privileges and rights, and qualifications, limitations and restrictions with respect to any series as may to the Board seem advisable.

(C)         The shares of each series of Preferred Stock may vary from the shares of any other series thereof in any or all of the foregoing respects.

3

Section 4.3.      Provisions Relating to Common Stock.

(A)        Except as may otherwise be provided in this Amended and Restated Certificate of Incorporation, each share of Common Stock shall have identical rights and privileges in every respect. Common Stock shall be subject to the express terms of Preferred Stock and any series thereof. Except as may otherwise be required by this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all matters which the stockholders are entitled to vote, the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters upon which the stockholders are entitled to vote, and the holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders. Each holder of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law on all matters put to a vote of the stockholders of the Corporation. Except as otherwise required in this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or by applicable law, the holders of Common Stock shall vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, the holders of Common Stock and the Preferred Stock shall vote together as a single class).

(B)         Notwithstanding the foregoing, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or pursuant to the DGCL.

(C)         Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Class A Common Stock shall be entitled to receive ratably in proportion to the number of shares of Class A Common Stock held by them such dividends and distributions (payable in cash, stock or property), if, when and as may be declared thereon by the Board at any time and from time to time out of any funds of the Corporation legally available therefor. Dividends and other distributions shall not be declared or paid on the Class B Common Stock unless (i) the dividend consists of shares of Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B Common Stock paid proportionally with respect to each outstanding share of Class B Common Stock and (ii) a dividend consisting of shares of Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class A Common Stock on equivalent terms is simultaneously paid to the holders of Class A Common Stock. If dividends are declared on the Class A Common Stock or the Class B Common Stock that are payable in shares of Common Stock, or securities convertible or exercisable into or exchangeable or redeemable for Common Stock, the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class A Common Stock), the dividends payable to the holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class B Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively (or securities convertible or exercisable into or exchangeable or redeemable for the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively). In no event shall the shares of either Class A Common Stock or Class B Common Stock be split, divided, or combined unless the outstanding shares of the other class shall be proportionately split, divided or combined.

4

(D)         In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any series thereof, the holders of shares of Class A Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock held by them. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. A dissolution, liquidation or winding-up of the Corporation, as such terms are used in this paragraph (D), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation.

(E)         Shares of Class B Common Stock shall be redeemable for shares of Class A Common Stock on the terms and subject to the conditions set forth in the Fourth Amended and Restated Limited Liability Agreement of Solaris Midstream Holdings, LLC dated as of                , 2021 (the “LLC Agreement”). The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption of the outstanding shares of Class B Common Stock for Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption pursuant to the LLC Agreement; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such redemption of shares of Class B Common Stock pursuant to the LLC Agreement by delivering to the holder of such shares of Class B Common Stock upon such redemption, cash in lieu of shares of Class A Common Stock in the amount permitted by and provided in the LLC Agreement or shares of Class A Common Stock which are held in the treasury of the Corporation. All shares of Class A Common Stock that shall be issued upon any such redemption will, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and non-assessable.

(F)         No stockholder shall, by reason of the holding of shares of any class or series of capital stock of the Corporation, have any preemptive or preferential right to acquire or subscribe for any shares or securities of any class or series, whether now or hereafter authorized, which may at any time be issued, sold or offered for sale by the Corporation, unless specifically provided for in a Preferred Stock Designation.

5

Article V
DIRECTORS

Section 5.1.      Term and Classes.

(A)        The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

(B)         The directors, other than those who may be elected by the holders of any series of Preferred Stock specified in the related Preferred Stock Designation (the “Preferred Stock Directors”), shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, designated Class I, Class II, and Class III. The Board shall have the exclusive power to fix the number of directors in each class. Class I directors shall initially serve until the first annual meeting of stockholders following the initial effectiveness of this Section 5.1(B); Class II directors shall initially serve until the second annual meeting of stockholders following the initial effectiveness of this Section 5.1(B); and Class III directors shall initially serve until the third annual meeting of stockholders following the initial effectiveness of this Section 5.1(B). Commencing with the first annual meeting of stockholders following the initial effectiveness of this Section 5.1(B), directors of each class, the term of which shall then expire, shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office or until any such director’s earlier death, resignation, removal, retirement or disqualification. In case of any increase or decrease, from time to time, in the number of directors (other than Preferred Stock Directors), the number of directors in each class shall be fixed solely by the Board (as determined solely by the Board), provided, that, the number of directors in each class shall be apportioned as nearly equal as possible. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III.

Section 5.2.      Vacancies and Newly Created Directorships. Subject to applicable law and the rights of the holders of any series of Preferred Stock then outstanding, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall, unless otherwise required by law or by resolution of the Board, be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

6

Section 5.3.     Removal. Subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66 ⅔% of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, this Amended and Restated Certificate of Incorporation and the bylaws of the Corporation. Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (1) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (2) has been found to have been grossly negligent in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (3) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a director of the Corporation.

Section 5.4.      Number. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if any, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board. Unless and except to the extent that the bylaws of the Corporation so provide, the election of directors need not be by written ballot. For purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Article VI
STOCKHOLDER ACTION

Section 6.1.      Written Consents. Subject to the rights of holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Article VII
SPECIAL MEETINGS

Section 7.1.      Special Meetings. Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation thereunder), special meetings of stockholders of the Corporation may be called at any time only by (a) the Board pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board or (b) the Chairman of the Board. The Board shall fix the date, time and place, if any, of such special meeting. Subject to the rights of holders of any series of Preferred Stock, the stockholders of the Corporation shall not have the power to call or request a special meeting of stockholders of the Corporation. The Board may postpone, reschedule or cancel any special meeting of the stockholders previously scheduled by the Board.

7

Article VIII
BYLAWS

Section 8.1.      Bylaws. In furtherance of, and not in limitation of, the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend or repeal the bylaws of the Corporation. Any adoption, amendment or repeal of the bylaws of the Corporation by the Board shall require the approval of a majority of the Whole Board. Stockholders shall also have the power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation may be adopted, altered, amended or repealed by the stockholders of the Corporation only by the affirmative vote of holders of not less than 66 ⅔% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board that was valid at the time it was taken.

Article IX
LIMITATION OF DIRECTOR LIABILITY

Section 9.1.      Limitation of Director Liability. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the preceding sentence, a director of the Corporation shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of a director. Any amendment, repeal or modification of this Article IX shall be prospective only and shall not affect any limitation on liability of a director for acts or omissions occurring prior to the date of such amendment, repeal or modification.

Article X
CORPORATE OPPORTUNITY

Section 10.1.    Corporate Opportunities. Designated Parties (defined below) may own substantial equity interests in other entities and may make investments and enter into advisory service agreements and other agreements from time to time. Certain Designated Parties may also serve as employees, partners, officers or directors of other companies and, at any given time, certain Designated Parties may be in direct or indirect competition with the Corporation and/or its subsidiaries. The Corporation waives, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the Corporation to the Designated Parties, except, in the case of a Designated Party who is a director of the Corporation, any such corporate opportunity that is expressly offered to such Designated Party in writing solely in his or her capacity as a director of the Corporation. As a result of such waiver, no Designated Party shall have any obligation to refrain from: (A) engaging in or managing the same or similar activities or lines of business as the Corporation or any of its subsidiaries or developing or marketing any products or services that compete (directly or indirectly) with those of the Corporation or any of its subsidiaries; (B) investing in or owning any (public or private) interest in any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Corporation or any of its subsidiaries (including any Designated Party, a “Competing Person”); (C) developing a business relationship with any Competing Person; or (D) entering into any agreement to provide any service(s) to any Competing Person or acting as an officer, director, member, manager or advisor to, or other principal of, any Competing Person, regardless (in the case of each of (A) through (D)) of whether such activities are in direct or indirect competition with the business or activities of the Corporation or any of its subsidiaries (the activities described in (A) through (D) are referred to herein as “Specified Activities”). To the fullest extent permitted by law, the Corporation hereby renounces (for itself and on behalf of its subsidiaries) any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity (a “Business Opportunity”) that may be presented to or become known to any Designated Party, except, in the case of a Designated Party who is a director of the Corporation, any such Business Opportunity that is expressly offered to such Designated Party in writing solely in his or her capacity as a director of the Corporation.

8

Section 10.2.    Definitions. For purposes of this Article X, the following terms have the following definitions:

(A)        “Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person; with respect to any Designated Party member, an “Affiliate” shall include (1) any Person who is the direct or indirect ultimate holder of “equity securities” (as such term is described in Rule 405 under the Securities Act of 1933, as amended) of such Designated Party member, and (2) any investment fund, alternative investment vehicle, special purpose vehicle or holding company that is directly or indirectly managed, advised or controlled by such Designated Party member.

(B)         “Designated Parties” means Yorktown Energy Partners XI, L.P., TCP Solaris SPV LLC, COG Operating LLC and their respective Affiliates (other than the Corporation) and all of their respective interests in other entities (existing and future) that participate in the energy or water infrastructure industry, as applicable.

(C)         “Person” means any individual, corporation, partnership, limited liability company, joint venture, firm, association, or other entity.

To the fullest extent permitted by applicable law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Article X. This Article X shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation or any applicable law.

Article XI
BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

Section 11.1.    Opt Out. The Corporation expressly elects not to be governed by or subject to the provisions of Section 203 of the DGCL as now in effect or hereafter amended, or any successor statute thereto, and the restrictions contained in Section 203 of the DGCL shall not apply to the Corporation.

9

Section 11.2.   Applicable Restrictions to Business Combinations. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which any class of Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(a)         prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b)         upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c)         at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon which is not owned by the interested stockholder.

Section 11.3.    Certain Definitions. For purposes of this Article XI, references to:

(a)         “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b)         “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c)         “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)      any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation this Article XI is not applicable to the surviving entity;

(ii)     any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

10

(iii)    any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) through (E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv)    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)     any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d)         “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

11

(e)         “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (A) any Principal Holder, Principal Holder Direct Transferee or Principal Holder Indirect Transferee, (B) a stockholder that becomes an interested stockholder inadvertently and (x) as soon as practicable divests itself of ownership of sufficient shares so that such stockholder ceases to be an interested stockholder and (y) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership or (C) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, however, that such person specified in this clause (C) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f)          “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)          beneficially owns such stock, directly or indirectly; or

(ii)         has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii)        has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(g)         “person” means any individual, corporation, partnership, unincorporated association or other entity.

12

(h)         “Principal Holder Direct Transferee” means any person that acquires (other than in a registered public offering), directly from one or more of the Principal Holders, beneficial ownership of 15% or more of the then-outstanding voting stock of the Corporation.

(i)          “Principal Holder Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Principal Holder Direct Transferee or any other Principal Holder Indirect Transferee beneficial ownership of 15% or more of the then-outstanding voting stock of the Corporation.

(j)          “Principal Holders” means Yorktown Energy Partners XI, L.P., TCP Solaris SPV LLC, COG Operating LLC and their respective successors and affiliates; provided, however, that the term “Principal Holders” shall not include (i) the Corporation or any of the Corporation’s direct or indirect subsidiaries and (ii) any of the Principal Holders’ respective portfolio companies (as such term is commonly understood).

(k)         “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(l)          “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article XI to a percentage or proportion of voting stock shall refer to such percentage or other proportion of the votes of such voting stock.

Article XII
AMENDMENT OF CERTIFICATE OF INCORPORATION

Section 12.1.      Amendments.

(A)        The Corporation shall have the right, subject to any express provisions or restrictions contained in this Amended and Restated Certificate of Incorporation, from time to time, to amend this Amended and Restated Certificate of Incorporation or any provision hereof in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Amended and Restated Certificate of Incorporation or any amendment hereof are subject to such right of the Corporation.

(B)         Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation (and in addition to any other vote that may be required by applicable law or this Amended and Restated Certificate of Incorporation), the affirmative vote of the holders of at least 66 ⅔% in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation; provided, however, that the amendment, alteration or repeal of Section 4.1 shall only require the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

13

Article XIII
FORUM SELECTION

Section 13.1.    Exclusive Forum. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934. For purposes of this Article XIII, “internal corporate claims” means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 13.2.    Stockholder Consent to Personal Jurisdiction. To the fullest extent permitted by law, if any action the subject matter of which is within the scope of Section 13.1 above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (A) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 13.1 above (an “FSC Enforcement Action”) and (B) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

14

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of this                , 2021.

ARIS WATER SOLUTIONS, INC.

By:
Name:
Title:

Signature Page to Amended and Restated Certificate of Incorporation